UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)*
Sogou Inc.
(Name of Issuer)

Class A ordinary shares, par value US$0.001 per share
(Title of Class of Securities)

83409V104**
(CUSIP Number)

Tencent Holdings Limited 29/F., Three Pacific Place No. 1 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 3148 5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one Class A ordinary shares, par value US$0.001 per share. No CUSIP has been assigned to the Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 83409V104

1.	Names of Reporting Persons Tencent Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 151,557,875 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 151,557,875 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 151,557,875
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.2% (2)
14.	Type of Reporting Person (See Instructions) CO

_____________________________

(1) Represents Class B ordinary shares of the Issuer held by THL A21 Limited, which is a wholly-owned subsidiary of Tencent Holdings Limited. Each Class B ordinary share of the Issuer is convertible at the option of the holder at any time into one Class A ordinary share of the Issuer.

(2) The percentage is calculated based on 108,833,041 Class A ordinary shares of the Issuer outstanding as of September 29, 2020, according to information provided by the Issuer. If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A ordinary shares and Class B ordinary shares, such percentage would be 39.1% based on 108,833,041 Class A ordinary shares and 278,757,875 Class B ordinary shares outstanding as of September 29, 2020, according to information provided by the Issuer. The voting power of the Class B ordinary shares beneficially owned by the Reporting Person represents approximately 52.3% of the aggregate voting power of the Issuer.

CUSIP No. 83409V104

1.	Names of Reporting Persons THL A21 Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6.	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 151,557,875 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 151,557,875 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 151,557,875
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.2% (2)
14.	Type of Reporting Person (See Instructions) CO

_____________________________

(1) Represents Class B ordinary shares of the Issuer held by THL A21 Limited. Each Class B ordinary share of the Issuer is convertible at the option of the holder at any time into one Class A ordinary share of the Issuer.

(2) The percentage is calculated based on 108,833,041 Class A ordinary shares of the Issuer outstanding as of September 29, 2020, according to information provided by the Issuer. If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A ordinary shares and Class B ordinary shares, such percentage would be 39.1% based on 108,833,041 Class A ordinary shares and 278,757,875 Class B ordinary shares outstanding as of September 29, 2020, according to information provided by the Issuer. The voting power of the Class B ordinary shares beneficially owned by the Reporting Person represents approximately 52.3% of the aggregate voting power of the Issuer.

Introduction

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed on August 5, 2020, as amended by Amendment No. 1 to Schedule 13 D filed on October 1, 2020 (the “Original Schedule 13D” and, together with this Amendment No. 2, the “Statement”) by Tencent Holdings Limited, a Cayman Islands company (“Tencent”), and THL A21 Limited, a British Virgin Islands company and a wholly-owned subsidiary of Tencent (“THL A21”, and together with Tencent, the “Reporting Persons”), in respect of the Class A Ordinary Shares of Sogou Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Issuer”). Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment No. 2 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding at the end thereof the following:

Amendment No. 1 to Merger Agreement

On December 1, 2020, the Issuer, THL A21, Parent and Tencent Mobility Limited entered into an Amendment No. 1 to Agreement and Plan of Merger (the “Amendment No. 1 to Merger Agreement”), pursuant to which the termination date under the Merger Agreement is extended from March 29, 2021 to July 31, 2021.

Amendment No. 1 to Share Purchase Agreement

On December 1, 2020, Parent, Sohu Search and Sohu.com Limited entered into an Amendment No. 1 to Share Purchase Agreement (the “Amendment No. 1 to Share Purchase Agreement”), pursuant to which the termination date under the Share Purchase Agreement is extended from March 29, 2021 to July 31, 2021.

References to the Amendment No. 1 to Merger Agreement and the Amendment No. 1 to Share Purchase Agreement are qualified in their entirety by reference to the Amendment No. 1 to Merger Agreement and the Amendment No. 1 to Share Purchase Agreement, which are attached hereto as Exhibit 9 and 10 respectively, and are incorporated by reference in their entirety.

Item 7. Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding at the end thereof the following:

Exhibit Number	Description of Exhibits
9	Amendment No. 1 to Agreement and Plan of Merger, dated as of December 1, 2020, by and among Sogou Inc., THL A21 Limited, TitanSupernova Limited, and Tencent Mobility Limited.

10	Amendment No. 1 to Share Purchase Agreement, dated as of December 1, 2020, by and among TitanSupernova Limited, Sohu.com (Search) Limited and Sohu.com Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 2020

TENCENT HOLDINGS LIMITED

By:	/s/ Huateng Ma
	Name:	Huateng Ma
	Title:	Director

THL A21 LIMITED

By:	/s/ Huateng Ma
	Name:	Huateng Ma
	Title:	Director